UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

MarineMax, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

567908108

(CUSIP Number)

c/o Lubomír Král

PPF a.s.

Evropská 2690/17

P.O. Box 177

160 41 Praha 6

Czech Republic

Tel: (+420) 224 174 067

with copies to:

Scott Levi

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020-1095

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 567908108	SCHEDULE 13D/A	Page 2 of 9

1	NAME OF REPORTING PERSON
Renata Kellnerova
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Czech Republic

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,790,680
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,790,680

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,790,680
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0% (1)
14	TYPE OF REPORTING PERSON
IN

(1)	All calculations herein of the percentage of common stock, par value $0.001 per share (“Common Stock”) of MarineMax, Inc. (the “Issuer”) beneficially owned are based on a total of 22,318,260 Common Stock issued and outstanding as of July 22, 2024, as reported on the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer on July 25, 2024 (the “Form 10-Q”).

CUSIP No. 567908108	SCHEDULE 13D/A	Page 3 of 9

1	NAME OF REPORTING PERSON
AMALAR HOLDING s.r.o.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Czech Republic

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,790,680
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,790,680

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,790,680
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0% (1)
14	TYPE OF REPORTING PERSON
CO

(1)	All calculations herein of the percentage of Common Stock beneficially owned are based on a total of 22,318,260 Common Stock issued and outstanding as of July 22, 2024 as reported on the Form 10-Q.

CUSIP No. 567908108	SCHEDULE 13D/A	Page 4 of 9

1	NAME OF REPORTING PERSON
PPF Group N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,790,680
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,790,680

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,790,680
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0% (1)
14	TYPE OF REPORTING PERSON
CO

(1)	All calculations herein of the percentage of Common Stock beneficially owned are based on a total of 22,318,260 Common Stock issued and outstanding as of July 22, 2024, as reported on the Form 10-Q.

CUSIP No. 567908108	SCHEDULE 13D/A	Page 5 of 9

1	NAME OF REPORTING PERSON
PPF a.s.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Czech Republic

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,790,680
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,790,680

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,790,680
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0% (1)
14	TYPE OF REPORTING PERSON
CO

(1)	All calculations herein of the percentage of Common Stock beneficially owned are based on a total of 22,318,260 Common Stock issued and outstanding as of July 22, 2024, as reported on the Form 10-Q.

CUSIP No. 567908108	SCHEDULE 13D/A	Page 6 of 9

1	NAME OF REPORTING PERSON
PPF IM Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,790,680
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,790,680

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,790,680
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0% (1)
14	TYPE OF REPORTING PERSON
CO

(1)	All calculations herein of the percentage of Common Stock beneficially owned are based on a total of 22,318,260 Common Stock issued and outstanding as of July 22, 2024, as reported on the Form 10-Q.

CUSIP No. 567908108	SCHEDULE 13D/A	Page 7 of 9

EXPLANATORY NOTE

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 3 (“Amendment No. 3”) amends certain items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 26, 2023 and Amendment No. 2 filed with the SEC on September 28, 2023, as amended to date (the “Schedule 13D”), relating to the common stock, par value $0.001 per share (as defined in the Schedule 13D, the “Common Stock”), of MarineMax, Inc., a Florida corporation (as defined in the Schedule 13D, the “Issuer”), as filed by Renata Kellnerova, PPF Group N.V. (“PPF Group”), PPF a.s. and PPF IM Ltd. (“PPF IM”). This Amendment No. 3 is being filed solely to add AMALAR HOLDING s.r.o. (“Amalar,” and together with Mrs. Kellnerova, PPF Group, PPF a.s. and PPF IM, the “Reporting Persons”), as a Reporting Person due to an internal restructuring among the other Reporting Persons. Except as set forth below, all items of the Schedule 13D remain unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background.

The list of Reporting Persons in Item 2(a) of the Schedule 13D is hereby amended and supplemented to include Amalar, a limited liability company organized and existing under the laws of the Czech Republic. Additionally, the second paragraph of Item 2(a) of the Schedule 13D is hereby amended and restated with the following, which explains the relationship of Amalar to the other Reporting Persons:

PPF a.s. is the sole shareholder of PPF IM. PPF Group is the sole shareholder of PPF a.s. Amalar is the majority shareholder of PPF Group. Mrs. Kellnerova, in her capacity as the majority owner of Amalar, has the ability to indirectly control the decisions of Amalar regarding the vote and disposition of securities held by Amalar, and as such may be deemed to have indirect beneficial ownership of the 1,790,680 Common Stock held by PPF IM.

The last paragraph in Item 2(a) of the Schedule 13D is also hereby amended and restated by replacing it with the following:

The Reporting Persons have entered into a Joint Filing Agreement dated October 25, 2024, pursuant to Rule 13d-1(k) under the Exchange Act, a copy of which is attached as Exhibit 7.1 to this Amendment No. 3.

Item 2(b) of the Schedule 13D is hereby amended and supplemented to include the following:

The principal business address of Amalar is Evropská 2690/17, P.O. Box 177, 160 41 Prague 6, Czech Republic.

Item 2(c) of the Schedule 13D is hereby amended and supplemented to include the following:

The principal business of Amalar is to act as a holding company for certain investments of Mrs. Kellnerova and her daughters.

Annex A is hereby amended and supplemented to reflect that Amanda Jane Sampey is replaced with Georgios Aggelis, a director and citizen of the Republic of Cyprus with the address of present principal occupation or employment of c/o Themistokli Dervi, 48, Athienitis Centennial Building, Flat/Office 603, 1066 Nicosia, Cyprus.

CUSIP No. 567908108	SCHEDULE 13D/A	Page 8 of 9

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented to reflect that the calculations of the percentage ownership of the Common Stock beneficially owned are based on a total of 22,318,260 Common Stock issued and outstanding as of July 22, 2024, as reported on the Quarterly Report on Form 10-Q filed with the SEC by the Issuer on July 25, 2024.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to replace Exhibit 7.1 and to add Exhibit 7.5 as follows:

Exhibit 7.1	Joint Filing Agreement, dated as of October 25, 2024.

Exhibit 7.5	Power of Attorney of AMALAR HOLDING s.r.o., dated as of August 5, 2024.

CUSIP No. 567908108	SCHEDULE 13D/A	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2024

RENATA KELLNEROVA

By:	/s/ Lubomír Král
	Name:	Lubomír Král
	Title:	Attorney-in-Fact

AMALAR HOLDING S.R.O.

By:	/s/ Lubomír Král
	Name:	Lubomír Král
	Title:	Attorney-in-Fact

PPF GROUP N.V.

By:	/s/ Lubomír Král
	Name:	Lubomír Král
	Title:	Attorney-in-Fact

PPF A.S.

By:	/s/ Lubomír Král
	Name:	Lubomír Král
	Title:	Member of the Board of Directors

PPF IM LTD.

By:	/s/ Lubomír Král
	Name:	Lubomír Král
	Title:	Attorney-in-Fact